Exhibit 3

British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules provision 5.6.1, we notify the market of the following:-

That, as at 30 June 2022, the Company’s issued share capital consisted of 2,258,017,466 ordinary shares of 25p each (“Shares”) with voting rights (the “Voting Rights Figure”).

As at 30 June 2022, the Company held 198,773,229 Shares in Treasury.

The Voting Rights Figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their voting rights interest, or a change to that interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

Claire Dhokia
Deputy Secretary
British American Tobacco p.l.c.

1 July 2022